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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 5—Final Amendment)

(RULE 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

INSIGHT COMMUNICATIONS COMPANY, INC.
(Name of Issuer)

INSIGHT COMMUNICATIONS COMPANY, INC.
INSIGHT ACQUISITION CORP.
CONTINUING INVESTOR HOLDING COMPANY, LLC
CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P.
CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P.
SIDNEY R. KNAFEL
MICHAEL S. WILLNER
THOMAS L. KEMPNER
JAMES S. MARCUS
ANDREW G. KNAFEL
ANDREW G. KNAFEL, AS TRUSTEE UNDER TRUSTS F/B/O ANDREW G. KNAFEL DATED SEPTEMBER 13, 1978, DOUGLAS R. KNAFEL DATED SEPTEMBER 13, 1978, ANDREW G. & DOUGLAS R. KNAFEL DATED JULY 16, 1976 AND DOUGLAS R. KNAFEL DATED NOVEMBER 6, 1983
JOHN ABBOT
ELLIOT BRECHER
PAMELA EULER HALLING
MARY E. RHODES
DANIEL MANNINO
CHARLES E. DIETZ
ELIZABETH M. GRIER
HEATHER WRIGHT
(Names of Person(s) Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

45768V108
(CUSIP Number of Class of Securities)

Elliot Brecher, Esq.
Insight Communications Company, Inc.
810 7th Avenue
New York, NY 10019
Telephone: (917) 286-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Kevin Mills, Esq. Thomas D. Twedt, Esq. Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Stephen F. Arcano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Telephone (212) 735-3000
Joseph H. Schmitt, Esq. Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, NY 10020 Telephone (212) 768-6700	Jeffrey J. Rosen, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 909-6000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box is the filing is a final amendment reporting the results of the transaction ☒.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$718,116,202.75	$84,522.28

*
The filing fee was determined based upon the sum of (a) the product of 60,273,045 shares of Insight Class A Common Stock (based on the 51,783,591 shares of Class A Common Stock outstanding as of July 31, 2005 and giving effect to the conversion of all 8,489,454 shares of Class B Common Stock outstanding as of July 31, 2005) that are proposed to be canceled in connection with the merger and $11.75, plus (b) $9,907,924.00 expected to be paid upon the cancellation of outstanding options having an exercise price less than $11.75 (the "Total Consideration"). In all cases the shares have been valued at $11.75 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying 0.00011770 by the Total Consideration.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$84,522.28
Filing Party:	Insight Communications Company, Inc.
Form or registration No.:	Schedule 14A
Date Filed:	August 19, 2005

INTRODUCTION

        This Amendment No. 5 (this "Amendment") to the Transaction Statement on Schedule 13E-3 filed on August 19, 2005 (the "Original Schedule 13E-3") as amended by Amendment No. 1 to Schedule 13E-3 filed on September 29, 2005 ("Amendment No. 1 to Schedule 13E-3"), Amendment No. 2 to Schedule 13E-3 filed on October 26, 2005 ("Amendment No. 2 to Schedule 13E-3"), Amendment No. 3 to Schedule 13E-3 filed on November 10, 2005 ("Amendment No. 3 to Schedule 13E-3") and Amendment No. 4 to Schedule 13E-3 filed on November 17, 2005 ("Amendment No. 4 to Schedule 13E-3" and collectively with the Original Schedule 13E-3, Amendment No. 1 to Schedule 13E-3, Amendment No. 2 to Schedule 13E-3 Amendment No. 3 to Schedule 13E-3, Amendment No. 4 to Schedule 13E-3 and this Amendment, this "Schedule 13E-3") is being filed jointly by: (i) Insight Communications Company, Inc., a Delaware corporation ("Insight"); (ii) Insight Acquisition Corp., a Delaware corporation ("Acquisition"); (iii) Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P (together, the "Primary Funds"); and (iv) Continuing Investor Holding Company, LLC, a Delaware limited liability company ("Holdco"), Sidney Knafel, Michael Willner, James Marcus, Thomas Kempner, Andrew Knafel and certain trusts for the benefit of Sidney Knafel's children, John Abbot, Elliot Brecher, Pamela Euler Halling, Mary E. Rhodes, Daniel Mannino, Charles E. Dietz, Elizabeth M. Grier and Heather Wright (collectively, the "Affiliated Continuing Investors"), in connection with the Agreement and Plan of Merger, dated as of July 28, 2005, as amended from time to time, between Insight and Acquisition (the "Merger Agreement"). Insight, Acquisition, the Primary Funds and the Affiliated Continuing Investors are referred to herein as the "Filing Persons."

        This Amendment No. 5 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act. On December 16, 2005, pursuant to the Merger Agreement, Acquisition was merged with and into Insight (the "Merger"). Insight is the surviving corporation in the Merger. In the Merger, each outstanding share of Insight Class A common stock (other than shares held by Acquisition and stockholders who have perfected their dissenters' rights under Delaware law) was converted into the right to receive the merger consideration of $11.75 per share in cash, without interest. In the Merger, each outstanding option to purchase Insight common stock granted under Insight's stock option plan was canceled. In exchange for such cancellation, option holders received in respect of each option a cash payment equal to the excess of $11.75 over the per share exercise price of such option for each share of Insight common stock covered by such option. Following the Merger, the Class A common stock of Insight was delisted from the Nasdaq National Market.

        Immediately prior to the Merger, the Affiliated Continuing Investors and certain other Insight stockholders exchanged all or a portion of their shares of Insight common stock, either directly or indirectly, for equity interests in Acquisition, which equity interests were converted in the Merger into equity interests in Insight as the surviving corporation in the Merger. In addition, PH Investments, LLC acquired 3,404,255 shares of Class C Preferred Stock of Acquisition, which shares were converted into an equivalent number of shares of Class C Non-Voting Preferred Stock of Insight in the Merger.

        On December 16, 2005, Insight issued a press release announcing the consummation of the merger. A copy of this press release is included as Exhibit (a)(6) to this Amendment and incorporated herein by reference.

        On November 17, 2005, Insight filed under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a definitive proxy statement (the "Proxy Statement"), pursuant to which the Insight board of directors solicited proxies from stockholders of Insight in connection with the Merger. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

        All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Proxy Statement concerning Insight has been supplied by Insight. All information in this Schedule 13E-3 and/or the Proxy Statement concerning Acquisition has been supplied by Acquisition. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than Insight and Acquisition was supplied by each such Filing Person and no other Filing Person, including Insight and Acquisition, takes responsibility for the accuracy of any information not supplied by such Filing Person.

1

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a)	None.
(b)	Item 5 is hereby amended and supplemented as follows:

At a special meeting of Insight's stockholders held on December 16, 2005, the Merger Agreement was adopted and approved by (1) the holders of a majority of the voting power of the outstanding shares of Insight Class A common stock and Insight Class B common stock entitled to vote thereon, voting together as a single class and (2) the holders of a majority of the outstanding shares of Insight Class A common stock entitled to vote thereon not held by Acquisition, the Continuing Investors (as defined in the Proxy Statement) (or any member of the immediate families thereof), Carlyle (as defined in the Proxy Statement) or any of its affiliates, or any officers or directors of Insight (or any member of the immediate families thereof). In addition, the charter amendment was approved by affirmative vote of the holders of a majority of the outstanding shares of Insight Class A common stock and Insight Class B common stock entitled to vote thereon, in each case voting separately as a class. Accordingly, a certificate of merger was filed with the Secretary of State of Delaware, and the Merger became effective on December 16, 2005. Registered holders of Insight common stock at the effective time of the Merger are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Insight common stock.

Immediately prior to the Merger, certain members of Insight's senior management and other designated Insight stockholders exchanged all or a portion of their shares of Insight common stock, either directly or indirectly, for equity interests in Acquisition, which interests were converted in the Merger into equity interests in Insight as the surviving corporation in the Merger. In addition, PH Investments, LLC subscribed for 3,404,255 shares of Class C Preferred Stock of Acquisition, which shares were converted into an equivalent number of shares of Class C Non-Voting Preferred Stock of Insight in the Merger.

On December 16, 2005, as a result of the Merger, the shares of Insight Class A common stock were delisted from the Nasdaq National Market pursuant to a written request from Insight to the Nasdaq Stock Market, Inc. and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Exchange Act. Accordingly, on December 16, 2005, Insight filed a Certificate and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.

Item 6.    Purpose of the Transaction and Plans or Proposals

(c)	Item 6 is hereby amended and supplemented as follows:
The Merger was consummated on December 16, 2005.

2

Item 16.    Exhibits

Exhibit No.	Description
(a)(1)*****	Definitive Proxy Statement of Insight Communications Company, Inc., filed with the Securities and Exchange Commission on November 17, 2005.
(a)(2)	Form of Proxy Card (incorporated by reference to Appendix I of the definitive proxy statement filed Insight Communications Company, Inc. on November 17, 2005).
(a)(3)	Press release, dated July 29, 2005 (incorporated by reference to Exhibit 99.1 to Insight's Form 8-K, dated July 28, 2005 and filed July 29, 2005).
(a)(4)*	Memorandum of Understanding, dated as of July 28, 2005.
(a)(5)*****	Insight Communications Company, Inc. Unaudited Pro Forma Combined Financial Information.
(a)(6)	Press release, dated December 16, 2005.

(c)(1)	Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Insight Communications Company, Inc., dated July 28, 2005 (included as Annex C of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(2)**	Opinion of Evercore Partners to the Special Committee of the Board of Directors of Insight, dated July 28, 2005 (included as Annex D of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(3)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on May 4, 2005.
(c)(4)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on June 20, 2005.
(c)(5)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on July 28, 2005.
(c)(6)**	Materials presented by Morgan Stanley & Co. Incorporated and Stephens at the April 27, 2005 meeting of the Special Committee of the Board of Directors of Insight.
(d)(1)
Agreement and Plan of Merger, dated as of July 28, 2005, between Insight Communications Company, Inc. and Insight Acquisition Corp. (included as Annex A of the Proxy Statement filed herewith as Exhibit (a)(1)).
(d)(2)****
Amended and Restated Exchange Agreement, dated as of November 10, 2005, by and among Insight Acquisition Corp., Insight Communications Company, Inc., Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. and certain Insight stockholders named therein.
(d)(3)
Form of Amended and Restated Certificate of Incorporation of Insight Communications Company, Inc. (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).

3

(d)(4)
Principals' Agreement, dated as of July 28, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(5)
Voting Agreement, dated as of July 28, 2005, by and between Insight Acquisition Corp. and the Insight stockholders named therein (incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(6)
Guaranty, dated as of July 28, 2005, by and among Insight Communications Company, Inc., Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P. (incorporated by reference to Exhibit 10.2 to Insight's Form 8-K, dated July 28, 2005 and filed August 3, 2005).
(d)(7)*****
First Amendment to Principals' Agreement, dated as of November 14, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P.
(d)(8)***	Power of Attorney, dated October 3, 2005, by Thomas Kempner in favor of Sidney Knafel and Michael Willner.
(d)(9)***	Power of Attorney, dated October 3, 2004, by James Marcus in favor of Sidney Knafel and Michael Willner.
(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Proxy Statement filed herewith as Exhibit (a)(1)).
(g)	None.

*
Previously filed with the Original 13E-3 on August 19, 2005 and incorporated herein by reference.

**
Previously filed with Amendment No. 1 to Schedule 13E-3 and incorporated herein by reference.

***
Previously filed with Amendment No. 2 to Schedule 13E-3 and incorporated herein by reference.

****
Previously filed with Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference.

*****
Previously filed with Amendment No. 4 to Schedule 13E-3 and incorporated herein by reference.

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSIGHT COMMUNICATIONS COMPANY, INC.
/S/ SIDNEY R. KNAFEL Name: Sidney R. Knafel Title: Chairman
INSIGHT ACQUISITION CORP.
/S/ WILLIAM E. KENNARD Name: William E. Kennard Title: President
CONTINUING INVESTOR HOLDING COMPANY, LLC
/S/ SIDNEY R. KNAFEL Name: Sidney R. Knafel Title: Manager
CARLYLE PARTNERS III TELECOMMUNICATIONS, L.P.
By: TC Group III, L.P., its General Partner
/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: Managing Director
CARLYLE PARTNERS IV TELECOMMUNICATIONS, L.P.
By: TC Group IV, L.P., its General Partner
/s/ WILLIAM E. KENNARD Name: William E. Kennard Title: Managing Director
/s/ SIDNEY R. KNAFEL Name: Sidney R. Knafel
/s/ MICHAEL S. WILLNER Name: Michael S. Willner

* Name: Thomas L. Kempner
* Name: James S. Marcus
/s/ ANDREW G. KNAFEL Name: Andrew G. Knafel

/s/  ANDREW G. KNAFEL
Andrew G. Knafel, as Trustee under Trust F/B/O Andrew G. Knafel dated September 13, 1978, Trust F/B/O Douglas R. Knafel dated September 13, 1978, Trust F/B/O Andrew G. & Douglas R. Knafel dated July 16, 1976,
Trust F/B/O Douglas R. Knafel dated November 6, 1983
* John Abbot
* Elliot Brecher
* Pamela Euler Halling
* Mary E. Rhodes
* Daniel Mannino
* Charles E. Dietz
* Elizabeth M. Grier
* Heather Wright
* Power of Attorney

Michael S. Willner, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom they are attorneys-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.
/s/ MICHAEL S. WILLNER Michael S. Willner Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*****	Definitive Proxy Statement of Insight Communications Company, Inc., filed with the Securities and Exchange Commission on November 17, 2005.
(a)(2)	Form of Proxy Card (incorporated by reference to Appendix I of the definitive proxy statement filed by Insight Communications Company, Inc. on November 17, 2005).
(a)(3)	Press release, dated July 29, 2005 (incorporated by reference to Exhibit 99.1 to Insight's Form 8-K, dated July 28, 2005 and filed July 29, 2005).
(a)(4)*	Memorandum of Understanding, dated as of July 28, 2005.
(a)(5)*****	Insight Communications Company, Inc. Unaudited Pro Forma Combined Financial Information.
(a)(6)	Press release, dated December 16, 2005.
(c)(1)
Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Insight
Communications Company, Inc., dated July 28, 2005 (included as Annex C of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(2)**	Opinion of Evercore Partners to the Special Committee of the Board of Directors of Insight, dated July 28, 2005 (included as Annex D of the Proxy Statement filed herewith as Exhibit (a)(1)).
(c)(3)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on May 4, 2005.
(c)(4)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on June 20, 2005.
(c)(5)**	Materials presented by Citigroup and Evercore to the Special Committee of the Board of Directors of Insight on July 28, 2005.
(c)(6)**	Materials presented by Morgan Stanley & Co. Incorporated and Stephens at the April 27, 2005 meeting of the Special Committee of the Board of Directors of Insight.
(d)(1)
Agreement and Plan of Merger, dated as of July 28, 2005, between Insight Communications Company, Inc. and Insight Acquisition Corp. (included as Annex A of the Proxy Statement filed herewith as Exhibit (a)(1)).
(d)(2)****
Amended and Restated Exchange Agreement, dated as of November 10, 2005, by and among Insight Acquisition Corp., Insight Communications Company, Inc., Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. and certain Insight stockholders named therein.
(d)(3)
Form of Amended and Restated Certificate of Incorporation of Insight Communications Company, Inc. (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).

(d)(4)
Principals' Agreement, dated as of July 28, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P. (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(5)
Voting Agreement, dated as of July 28, 2005, by and between Insight Acquisition Corp. and the Insight stockholders named therein (incorporated by reference to Exhibit 7.06 to the Schedule 13D/A filed with the Securities and Exchange Commission by Sidney R. Knafel, et. al. on July 29, 2005 with respect to the merger).
(d)(6)
Guaranty, dated as of July 28, 2005, by and among Insight Communications Company, Inc., Carlyle Partners III Telecommunications, L.P. and Carlyle Partners IV Telecommunications, L.P. (incorporated by reference to Exhibit 10.2 to Insight's Form 8-K, dated July 28, 2005 and filed August 3, 2005).
(d)(7)*****
First Amendment to Principals' Agreement, dated as of November 14, 2005, by and among Sidney R. Knafel, Michael S. Willner, Carlyle Partners III Telecommunications, L.P., Carlyle Partners IV Telecommunications, L.P., CP III Coinvestment, L.P. and CP IV Coinvestment, L.P.
(d)(8)***	Power of Attorney, dated October 3, 2005, by Thomas Kempner in favor of Sidney Knafel and Michael Willner.
(d)(9)***	Power of Attorney, dated October 3, 2004, by James Marcus in favor of Sidney Knafel and Michael Willner.
(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Proxy Statement filed herewith as Exhibit (a)(1)).
(g)	None.

*
Previously filed with the Original 13E-3 on August 19, 2005 and incorporated herein by reference.

**
Previously filed with Amendment No. 1 to Schedule 13E-3 and incorporated herein by reference.

***
Previously filed with Amendment No. 2 to Schedule 13E-3 and incorporated herein by reference.

****
Previously filed with Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference.

*****
 Previously filed with Amendment No. 4 to Schedule 13E-3 and incorporated herein by reference.

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INTRODUCTION
SIGNATURE
EXHIBIT INDEX